MASSROOTS, INC.

1624 Market Street, Suite 201

Denver, CO 80202

Via Edgar

October 30, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mitchell Austin, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	MassRoots, Inc.
Amendment No. 4 to Form S-1 Registration Statement
Filed September 3, 2015, as amended October 7, 2015, October 20, 2015, October 27, 2015, and October 29, 2015
File No. 333- 206731

Ladies and Gentlemen:

MassRoots, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2015, as amended October 7, 2015, October 20, 2015, October 27, 2015, and October 29, 2015 (the “Registration Statement”), so that such Registration Statement will become effective as of 4:00 PM, Eastern Standard Time, on November 3, 2015, or as soon thereafter as practicable.

In connection with our request, the Company hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter. If you have any questions relating to any of the foregoing, please contact Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

MassRoots, Inc.

/s/ Isaac Dietrich

Name: Isaac Dietrich

Title: Chief Executive Officer

cc: Peter J. Gennuso, Esq.